Grundafg. 143841 03 0000.0022 11.08.2009 R 60100-01914/2009 300,00

IUS PUBLICUS

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090611631-89
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/11/2009 1:15 PM
	Entity Number E0424432005-2

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations

1. Name of corporation:

BARK GROUP, INC.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

100,000,000 common shares with a par value of $0.001 and 5,000,000 preferred shares with a par value of $0.001.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

2,000,000,000 common shares with a par value of $0.001 and 5,000,000 preferred shares with a par value of $0.001

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

The company will issue twenty shares for every one share of the common stock issued and outstanding after the effective date of the forward split.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

See Attachment A.

7. Effective date of filing: (optional) August 13, 2009

(must not be later than 90 days after the certificate is filed)

8. Signature: (required)

X [signature] Secretary

Signature of Officer Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Attachment A

to

Certificate of Change Pursuant to NRS 78.209

Name of corporation:

Bark Group Inc. (the "Company")

Response to Item 6:

In the event that any fractional common shares result from the forward stock split, the Company will not issue any fractional common shares. Instead, any fractional common shares resulting from the forward stock split will be rounded down to the nearest whole common share. Stockholders of the Company who would otherwise be entitled to receive fractional common shares because they hold a number of common shares that would result in any fractional common shares when multiplied by the exchange ratio of twenty (20) new shares per one (1) old share would instead receive cash. The cash amount to be paid to each stockholder would be equal to the resulting fractional interest in one common share of the Company's common stock, to which the stockholder would otherwise be entitled, multiplied by the closing trading price of the Company's common stock on the trading day immediately before the Effective Date of August 13, 2009.